SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2003

Commission File Number 1-4582

THE PBSJ CORPORATION

THE PBSJ EMPLOYEE PROFIT SHARING AND STOCK OWNERSHIP PLAN AND TRUST

The PBSJ Employee Profit Sharing

and Stock Ownership Plan and Trust

Financial Statements and Supplemental Schedules as of

December 31, 2003 and 2002 and for the

Year Ended December 31, 2003

THE PBSJ EMPLOYEE PROFIT SHARING AND

STOCK OWNERSHIP PLAN AND TRUST

Trustees

Chairman	Barry J. Schulz

Members of the Board	Larry A. Boatman

James E. Breland, Jr.

Reynaldo A. Cortez

Wade C. Kelly

Charles D. Nostra

Sharon M. Phillips

Charles R. Redding, III

Mark A. Ramseur

John R. Schenck

Donald R. Vogt

Kathryn J. Wilson

PBS&J Board Advisors	W. Scott DeLoach

Thomas D. Pellarin

Plan Administration

Administrator	Ana C. Quinones

Secretary	Mee Y. (Amy) Cheng

THE PBSJ EMPLOYEE PROFIT SHARING AND

STOCK OWNERSHIP PLAN AND TRUST

Partners for Profit

The Plan was established to reward employees who helped to create Company profits for their long and loyal service to PBS&J. The Company recognizes the contributions made to its successful operation by its employees; consequently, the Company has been sharing profits with its employees since the Plan was started 41 years ago. Every employee’s job and performance can help create and build the Company’s profit, which in turn benefits each employee. Company profit builds a stronger PBS&J, with even better job opportunities for our future. A large part of our Company profit is invested right back into PBS&J to do many things such as buy new equipment, increase working capital and make other improvements that help your Company grow. The Plan’s primary goal is to encourage employees to become stronger “Partners for Profit” through the opportunity to share in what they help to build. That’s why the Plan includes an Employee Stock Ownership feature (ESOP) so that all plan participants can enjoy the benefits of stock ownership.

Savings for the Future

The Company also recognizes that its employees’ financial health translates into corporate financial strength. In order to provide an incentive for saving funds for retirement and/or financial protection, the Company matches a percent of each participant’s deferred compensation plus additional (profit sharing) contributions it makes to the Plan. The Plan is a qualified defined contribution Plan (401k Plan); consequently, all employee contributions and subsequent Plan earnings are exempt from income tax until withdrawn. Participants can contribute up to 100% of their eligible compensation with a maximum annual limitation of $13,000 in the year 2004. In addition, participants age 50 or over or that will reach age 50 by the end of 2004 can contribute a catch-up contribution of $3,000. The tax-deferred advantages of the Plan enable participants to build savings at a faster rate than with after-tax savings. The Plan also accepts “roll-overs” from other qualified plans. The combination of Plan earnings, required employee contributions, and the Company’s matching and profit sharing, and the compounding effect each has on the other, is what will enable our employees to save for the future, provide financial protection and create future retirement security.

Diversification of Investments

The Company is also aware of the diversity of its employees’ personal needs regarding the various opportunities, which exist in today’s financial arena. Consequently, the Plan offers participants the ability to match their own levels of comfort (risk vs. return) with certain types of investment options. Participants can direct a portion of their account into different funds through AMVESCAP Retirement, Inc. The Plan offers a choice of sixteen selections and a self directed brokerage option; several from INVESCO, AIM, and American Funds, single selections from MFS and Neuberger Berman Funds and a Trustee-directed option – the General Trust Fund. Since each fund has its own distinct investment objective, policies and strategies, there is a variety of choices from which participants can select to match their personal financial goals.

Loans to Participants

The Plan grants loans to requesting participants not to exceed 50% of their vested interest or a maximum of $ 50,000 (further limitations may apply depending on the investment selections). Interest on Plan loans is calculated at a rate of prime (as published in the Wall Street Journal) plus 1%. Loans are subject to repayment within five years with the exception of loans used for home acquisition, which may be extended to ten years. A loan fee of $ 100.00 will apply to each new loan.

PERFORMANCE RESULTS FOR PERIOD ENDING

DECEMBER 31, 2003

FUND NAME	PERCENTAGE

PBS&J Company Stock	26.4
General Trust Fund (GTF)	24.0
AIM Basic Value A	33.8
AIM Mid Cap Core Equity A	27.1
AIM Small Cap Growth A	39.1
American Funds EuroPacific Growth A	32.9
American Funds Growth Fund of America	32.9
American Funds New Perspective A	36.8
INVESCO 500 Index Trust	28.4
INVESCO Core Fixed Income Trust	4.3
INVESCO Core Multiple Attribute Equity Trust	25.3
INVESCO Stable Value Trust	3.8
INVESCO Aggressive Asset Allocation Trust	25.1
INVESCO Moderate Asset Allocation Trust	19.4
INVESCO Conservative Asset Allocation Trust	13.9
MFS Total Return A	16.9
Neuberger Berman Genesis Trust	31.3

COMPARATIVE INDICES:
S & P 500 Stock Index	28.7
Dow Jones	28.3
Russell 2000	47.3
S & P Mid Cap 400	35.6
MSCI World	33.1
MSCI EAFE	38.6
Lehman Bond Aggregate	4.1
91 Day T-Bill	1.0

Source: AMVESCAP Retirement, Inc. and Wall Street Journal

Investment results reflect past performance and are not indicative of future performance.

Performance results listed above are net of fees.

THE PBSJ EMPLOYEE PROFIT SHARING AND

STOCK OWNERSHIP PLAN AND TRUST

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Trustees of

The PBSJ Employee Profit Sharing and Stock Ownership Plan and Trust:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The PBSJ Employee Profit Sharing and Stock Ownership Plan and Trust (the “Plan”) at December 31, 2003 and December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i-Schedule of Assets (Held at end of Year), Schedule H, line 4j- Schedule of Reportable Transactions and Schedule of Non-exempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Miami, Florida

June 25, 2004

THE PBSJ EMPLOYEE PROFIT SHARING AND

STOCK OWNERSHIP PLAN AND TRUST

Statements of Net Assets Available for Plan Benefits December 31, 2003 and 2002

	2003	2002
ASSETS

Investments:

Trustee-Directed Investments (see Note 4)	$51,525,075	$43,759,319
Participant-Directed Investments	113,089,542	85,997,930

Total Investments	164,614,617	129,757,249
Receivables:

Employer contributions	5,176,231	3,970,939
Employee contributions	—	2,021

Total assets	169,790,848	133,730,209

LIABILITIES AND NET ASSETS AVAILABLE FOR PLAN BENEFITS

Accrued expenses	—	—

Net assets available for Plan benefits	$169,790,848	$133,730,209

The accompanying notes are an integral part of these financial statements.

THE PBSJ EMPLOYEE PROFIT SHARING AND

STOCK OWNERSHIP PLAN AND TRUST

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2003

ADDITIONS

Employee contributions	$13,077,397
Employer contributions	5,276,231
Net appreciation in fair value of PBS&J common stocks	19,709,440
Net appreciation in fair value of mutual funds	9,640,854
Net appreciation in fair value of common/collective trust funds	2,781,915
Interest and dividend income	729,397
Increase in cash surrender value of life insurance	21,657

Total Additions	51,236,891

DEDUCTIONS

Benefit payments	15,088,959
Insurance premiums, net of dividends	10,366
Fees	76,927

Total Deductions	15,176,252

Net Increase	36,060,639

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT BEGINNING OF YEAR	133,730,209

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT END OF YEAR	$169,790,848

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Plan Description

The following description of The PBSJ Employee Profit Sharing and Stock Ownership Plan & Trust (the “Plan”) is provided for general informational purposes only. More complete information is contained in the Plan document, which is available to all participants upon request.

A. General

The Plan (originally created in 1963) is a qualified plan under Section 401(k) of the Internal Revenue Code and is classified as a defined contribution plan (profit sharing plan). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The primary purpose of the Plan is to provide employees of The PBSJ Corporation and substantially all of its subsidiaries (the “Employer/Company”), with financial benefits upon retirement. In addition, the Plan provides a vehicle for regular savings, profit-sharing, dollar-averaging and diversification of investments. All employees are eligible to participate in the Plan on their date of hire.

B. Contributions

Participants must contribute annually a minimum of 2% of eligible compensation, as defined in the Plan, not to exceed the lesser of 100% of their eligible compensation or $12,000. Participants age 50 or older- or that will reach age 50 by the end of the calendar year- may also contribute an additional pre-tax catch-up contribution of $2,000. Participants may also contribute amounts representing distributions from other qualified retirement plans and traditional individual retirement arrangement (IRA) accounts. Discretionary amounts can be contributed by the Employer in Company stock or cash. The Employer made cash discretionary contributions (company matching and profit sharing) in 2003 and 2002. The Employer’s matching contribution was equal to 50% of the first 6% contributed by each participant for the years ended December 31, 2003 and 2002. The Employer’s profit sharing contribution is allocated to participants in the same ratio that each participant’s compensation for the Plan year bears to the total compensation of all participants for the Plan year. The Employer’s profit sharing contribution for the years ended December 31, 2003 and 2002 was 1.8% and 1.0%, respectively. Total forfeitures reallocated to participants during 2003 for the Plan year ended December 31, 2002 total $108,732. Forfeitures held in the Plan amounted to $156,690 for the year ended December 31, 2003.

C. Participant Accounts and Forfeitures

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) a pro rata portion of Plan income and expense. Allocations of the Plan earnings/losses are based on participants’ account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeitures of the non-vested portion of the participants’ accounts related to the Company’s contributions are allocated to the remaining participants based on their eligible compensation as defined in the Plan at the end of the Plan year.

D. Vesting

Participants are immediately vested 100% in their contributions, plus actual earnings thereon. Vesting in the Employer’s matching and profit sharing contribution portion of their account, plus actual earnings thereon, is based on years of service. A year of service is defined as a calendar year in which a participant works 1,000 hours. Vesting occurs at the rate of 20% per year. A participant is 100% vested after five years of credited service.

E. Benefits

On termination of service, a participant is eligible to receive an amount equal to the value of their vested interest as either a lump-sum distribution or a direct roll-over payment to another qualified retirement plan and/or a traditional individual retirement arrangement (IRA) rollover account.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1. Plan Description (continued)

F. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by AMVESCAP Retirement, Inc. AMVESCAP is the custodian investment manager and record keeper of the Plan and, therefore, these transactions qualify as party-in-interest transactions. The PBSJ Corporation Stock Fund invests in the Company’s common stock, and, therefore, these transactions qualify as party-in-interest transactions

G. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA and the Internal Revenue Code. In the event of Plan termination, all participants will become 100 percent vested in their accounts.

2. Summary of Significant Accounting Policies

A. Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

B. Investment Value and Income Recognition

Investments in mutual funds are valued at quoted market prices of publicly traded investments which represent the net asset value of shares held by the Plan at year end. The investment in The PBSJ Corporation common stock is valued based on an Independent Fair Market Value appraisal at September 30, 2003, as prepared in accordance with the Corporation’s By-Laws. The Company does not believe that the fair value of its common stock has significantly fluctuated during the period September 30, 2003 through December 31, 2003. Participants’ loans receivable are carried at outstanding principal amount plus accrued interest, which approximates fair value.

Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents, in the statement of changes in net assets available for Plan benefits, the net appreciation/depreciation in the fair value of its investments which consists of realized gains or losses and the net realized appreciation/ depreciation on those investments.

C. Risks and Uncertainties

The Plan provides for various investment options in any combination of mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for Plan benefits and the statement of changes in net assets available for Plan benefits. The Company’s stock represents approximately 53% of the Plan’s net assets available for Plan benefits at December 31, 2003.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2. Summary of Significant Accounting Policies (continued)

D. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to utilize estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the changes in net assets during the reporting period. In the determination of all significant estimates related to the Plan’s assets, management places reliance on independent quotations and third party appraisals. Actual results could differ from those estimates.

E. Tax Status

The Plan has received rulings from the Internal Revenue Service, most recently as of April 19, 2004, which states that the Plan meets the requirements of Internal Revenue Code §401(a), is a qualified employee benefit plan, and is therefore exempt from federal taxation pursuant to Internal Revenue Code §501(a). The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

F. Participants’ Loans

Participant loans are granted up to 50% of a participant’s vested account balance. This maximum may be lowered at the discretion of the Trustees. The loans are collateralized by the balance in the participant’s account and interest is calculated daily at a rate of 1% over the commercial prime rate and bear interest at rates ranging between 5.00% and 5.75%. Participant loans are subject to repayment within five years with the exception of loans used to acquire a personal residence. Such loans may extend to a term of not more than ten years. Principal and interest is paid ratably through semi-monthly payroll deductions.

G. Payment of Benefits

Benefits are recorded when paid.

H. Administrative Expenses

The Company may charge the Plan for administrative expenses incurred on behalf of the Plan. A portion of the cost of administration was paid by the Plan during 2003 and 2002.

I. Reclassifications

Certain reclassifications have been made to the 2002 financial statements to conform to the 2003 presentation.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3. Stocks and Mutual Fund

Investments making up more than 5% of net assets available for Plan Benefits are as follows:

	Fair Value
	2003	2002
The PBSJ Corporation Common Stock	$89,718,314	$67,971,657
INVESCO 500 Index Trust	8,641,001	7,340,248
INVESCO Stable Value Trust	11,412,391	9,857,733
American Growth Fund of America	7,946,433	6,920,013
AIM Basic Value A	9,869,929	8,868,738
AIM Mid Cap Core Equity	7,818,782	6,208,265

During 2003, participants elected to sell 105,620 and 129,130 Company shares (PBSJ Corp. stock) at $17.80 and $22.50 per share, respectively. During 2002, participants elected to sell 33,852 and 251,485 Company shares at $14.20 and $17.80 per share, respectively.

4. Trustee-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2003	2002
Trustee-Directed Investments:
Common stock (PBSJ Corp.)	$30,285,622	$16,775,244
Mutual funds	11,846,081	15,143,173
Common/Collective Trust Funds	7,641,144	8,678,894
Participants’ loans receivable	1,752,228	3,162,008

Total Trustee-Directed Investments	$51,525,075	$43,759,319

December 31, 2003
Changes in net assets attributable to Trustee-Directed Investments:
Employee contributions	$2,839,283
Net appreciation in fair value of PBS&J common stocks	6,687,670
Net appreciation in fair value of mutual funds	2,898,788
Net appreciation in fair value of common/collective trust funds	489,461
Interest and dividend income	367,630
Benefits paid to participants	(2,402,388)
Fees	(1,286)
Insurance premium, net of dividends	(7,442)
Net transfers to participant-directed accounts	(3,105,960)

Total Changes in Trustee-Directed Investments	$7,765,756

THE PBSJ EMPLOYEE PROFIT SHARING AND

STOCK OWNERSHIP PLAN AND TRUST

Schedule H, line 4i-Schedule of Assets (Held at End of Year)

(a)	(b) Identity of Issuer, Borrowers, Lessor or Similar Parties	(c) Description of Investment Including Maturity Date Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
Trustee-Directed
	The PBSJ Corporation Common Stock
*	ESOP Stock	1,346,027.6352 Shares	$15,544,646	$30,285,622
	General Trust Fund:
*	Participant Plan Level Loans	Participants, various amounts and maturities, 1% over commercial prime rate (ranging from 5.25% to 5.75%)	1,752,228	1,752,228
	Mutual Funds
	American EuroPacific Growth	Various Shares/Units	1,749,319	2,035,654
	American Growth Fund of America	”	3,181,912	3,405,839
*	AIM Mid Cap Core Equity	”	1,215,079	1,397,427
*	AIM Small Cap Growth A	”	753,561	800,301
*	AIM Basic Value A	”	3,092,996	3,409,855
	Neuberger Berman Genesis Trust	”	625,345	797,005

	Total Mutual Funds		10,618,212	11,846,081

	Common/Collective Trust Funds
*	INVESCO 500 Index Trust	Various Shares/Units	1,964,321	2,210,283
*	INVESCO Stable Value Trust	”	5,393,146	5,430,861

	Total Common/Collective Trust Funds		7,357,467	7,641,144

	Total General Trust Fund		19,727,907	21,239,453

Total Trustee-Directed Investment Assets			35,272,553	51,525,075

Participant-Directed
	The PBSJ Corporation Common Stock
*	Employee-directed	2,641,453 Shares	**	59,432,692
	Mutual Funds
	American New Perspective	Various Shares/Units	**	1,408,932
	American EuroPacific Growth	”	**	3,690,031
	American Growth Fund of America	”	**	4,540,594
*	AIM Small Cap Growth- Class A	”	**	2,746,234
*	AIM Basic Value	”	**	6,460,074
	MFS Total Return - Class A	”	**	2,907,730
*	AIM Mid Cap Core Equity	”	**	6,421,356
	Neuberger & Berman Genesis Trust	”	**	3,853,404

	Total Mutual Funds			32,028,355

	Common/Collective Trust Funds
*	Invesco Conservative Asset Allocation Trust	Various Shares/Units	**	192,473
*	Invesco Moderate Asset Allocation Trust	”	**	298,038
*	Invesco Aggressive Asset Allocation Trust	”	**	159,092
*	Invesco 500 Index Trust	”	**	6,430,717
*	Invesco Core Multiple Attribute Equity Trust	”	**	1,833,388
*	Invesco Core Fixed Income Trust	”	**	3,427,718
*	Invesco Stable Value Trust	”	**	5,981,531

	Total Common/Collective Trust Funds			18,322,957

	Brokerage Account
	SSGA Money Market	Various Shares/Units	**	23,700
	IDA Non-Cash Securities	”	**	135,217

	Total Brokerage Account			158,917

*	Participant Level Loans	Participant’s various amounts and maturities, 1% over commercial prime rate (ranging from 5.00% to 5.75%)	**	2,837,180
	Annuities
	The National Western Ins. Co.	Participants, numerous annuities	**	52,516
	Cash Surrender Value of Life Insurance
	The Pacific Ins. Co.	Participants, numerous insurance policies	**	256,925

Total Participant-Directed Investment Assets				113,089,542

Total Assets				$164,614,617

*	Party-in-interest to the Plan.
**	Cost omitted for participant-directed investments.

THE PBSJ EMPLOYEE PROFIT SHARING AND

STOCK OWNERSHIP PLAN AND TRUST

Schedule H, line-4j Schedule of Reportable Transactions* for the Year Ended December 31, 2003

(a) Identity of Party	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease/ Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value	(i) Net Gain (or loss)
American Funds	EuroPacific Growth	$506,931	$1,531,002	—	—	$1,749,319	$2,035,654	$442,809
American Funds	Growth Fund	669,836	2,460,017	—	—	3,181,912	3,405,839	870,062
AIM Investments	Mid Cap Core Equity	320,528	—	—	—	1,215,079	1,397,427	291,569
AIM Investments	Small Cap Growth	179,583	635,808	—	—	753,561	800,301	234,221
AIM Investments	Basic Value A	79,474	2,588,921	—	—	3,092,996	3,409,855	863,614
INVESCO Inv.	500 Index Trust	1,388,144	2,457,260	—	—	1,964,321	2,210,283	489,461
INVESCO Inv.	Stable Value Trust	20,927,281	21,396,043	—	—	5,430,861	5,430,861	—
The PBSJ Corp.	Company Stock	9,381,846	2,559,171	—	—	15,544,646	30,285,622	6,687,670

*	Transaction (or a series of transactions during the year ended December 31, 2003 involving an amount in excess of 5% of Plan value at the beginning of Plan year.

Schedule of Non-exempt Transactions** for the Year Ended December 31, 2003

(a) Identity of Party	(b) Relationship to Plan	(c) Description of Transaction	(d) Purchase Price	(e) Selling Price	(f) Interest/ Rental	(g) Expense Incurred with Transaction	(h) Cost of Asset	(i) Current Value	(j) Net Gain (or loss)
The PBSJ Corporation	Company/Employer	The Plan owns 3,987,480.6352 shares of common stock of the Company	$25,793,483	—	—	—	$25,793,483	$89,718,314	—
Employees of Participating Employer	Participants	The Plan is owed $1,752,228 by participants in various amounts and maturities at 1% over the commercial prime rate.	1,752,228	—	***	—	—	1,752,228	—

**	Transactions involving plan assets and a party known to be a party-in-interest.
***	Principal and interest due monthly in varying installments (interest of $ 115,000 in 2003).

Pursuant to the requirements of the Securities Exchange Act of 1934, The PBSJ Employee Profit Sharing and Stock Ownership Plan and Trust has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

The PBSJ Employee Profit Sharing and Stock Ownership Plan and Trust

By:	/s/ Ana Quiñones
Ana Quiñones Plan Administrator

June 28, 2004

EXHIBIT INDEX

Exhibits	Description
23	Consent of Independent Accountants